Exhibit 99.1

ReNew Energy Global Plc

Interim condensed consolidated statement of financial position

(Amounts in INR millions, unless otherwise stated)

		As at	As at
	Notes	30 September 2021	31 March 2021
		(Unaudited)	(Audited)
Assets
Non-current assets
Property, plant and equipment	3	389,792	342,036
Intangible assets	4	35,826	36,410
Right of use assets	5	4,367	4,264
Financial assets	7
Trade receivables		1,152	1,178
Loans		123	140
Others		10,726	2,999
Deferred tax assets (net)		1,853	1,611
Prepayments		747	679
Non-current tax assets (net)		2,557	2,702
Other non-current assets		13,235	7,715

Total non-current assets		460,378	399,734
Current assets
Inventories		1,150	833
Financial assets	7
Derivative instruments		2,427	2,691
Trade receivables		51,547	34,802
Cash and cash equivalents		26,367	20,679
Bank balances other than cash and cash equivalents		37,920	26,506
Loans		73	56
Others		5,050	3,697
Prepayments		1,545	592
Other current assets		2,046	2,464

Total current assets		128,125	92,320

Total assets		588,503	492,054

Equity and liabilities
Equity
Issued capital		4,808	3,799
Share premium		163,158	67,165
Hedge reserve		(6,181)	(5,224)
Share based payment reserve		1,731	1,165
Retained earnings / (losses)		(39,718)	(6,489)
Other components of equity		(3,978)	1,661

Equity attributable to equity holders of the parent		119,820	62,077
Non-controlling interests		7,297	2,668

Total equity		127,117	64,745

Non-current liabilities
Financial liabilities	7
Interest-bearing loans and borrowings		322,988	335,136
Lease liabilities		1,833	1,782
Liability for put options with non-controlling interests		11,226	—
Others		265	132
Deferred government grant		710	719
Employee benefit liabilities		175	143
Contract liabilities		1,333	1,364
Provisions		14,451	13,686
Deferred tax liabilities (net)		12,117	10,808
Other non-current liabilities		2,827	2,747

Total non-current liabilities		367,925	366,517
Current liabilities
Financial liabilities	7
Interest-bearing loans and borrowings		28,608	10,643
Lease liabilities		356	330
Trade payables		5,413	3,245
Liability for put options with non-controlling interests		890	—
Derivative instruments		5,400	1,070
Others		50,743	42,622
Deferred government grant		30	39
Employee benefit liabilities		243	252
Contract liabilities		60	61
Other current liabilities		1,055	2,266
Current tax liabilities (net)		663	264

Total current liabilities		93,461	60,792

Total liabilities		461,386	427,309

Total equity and liabilities		588,503	492,054

The accompanying notes are an integral part of the interim condensed consolidated financial statements

ReNew Energy Global Plc

Interim condensed consolidated statement of profit or loss and other comprehensive income

(Amounts in INR millions, unless otherwise stated)

		For the six months ended
	Notes	30 September 2021	30 September 2020
		(Unaudited)	(Unaudited)
Income
Revenue from contracts with customers	9	32,507	27,402
Other operating income		1,575	51
Finance income		807	1,121
Other income		3,230	1,687
Total income		38,119	30,261

Expenses
Raw materials and consumables used		192	63
Employee benefits expense		2,282	601
Depreciation and amortisation		6,449	5,929
Other expenses		4,317	3,542
Finance costs	10	17,308	18,617
Change in fair value of warrants	14	855	—
Listing and related expenses	23	10,512	—
Total expenses		41,915	28,752

(Loss) / profit before share of profit of jointly controlled entities and tax		(3,796)	1,509
Share in loss of jointly controlled entities		—	(2)

(Loss) / profit before tax		(3,796)	1,507

Income tax expense	15
Current tax		961	586
Deferred tax		1,432	1,513

Loss for the period (a)		(6,189)	(592)

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Net gain / (loss) on cash flow hedges
Net loss on cash flow hedge reserve		(2,553)	(3,316)
Net gain on cost of hedge reserve		345	116

Total net loss on cash flow hedges		(2,208)	(3,200)
Income tax effect		526	1,231

		(1,682)	(1,969)
Exchange differences on translation of foreign operations		(34)	(8)
Income tax effect		—	—

		(34)	(8)

Net other comprehensive loss that may be reclassified to profit or loss in subsequent periods (b)		(1,716)	(1,977)
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Re-measurement loss of defined benefit plan		(10)	(9)
Income tax effect		3	1

Net other comprehensive loss that will not be reclassified to profit or loss in subsequent periods (c)		(7)	(8)

Other comprehensive loss for the period, net of tax (d) = (b) + (c)		(1,723)	(1,985)

Total comprehensive loss for the period, net of tax (a) + (d)		(7,912)	(2,577)

Loss attributable to:
Equity holders of the parent		(6,426)	(630)
Non-controlling interests		237	38

		(6,189)	(592)

Total comprehensive loss attributable to:
Equity holders of the parent		(8,140)	(2,660)
Non-controlling interests		228	83

		(7,912)	(2,577)

Earnings / (Loss) per share	11
Basic and Diluted (loss) / profit attributable to ordinary equity holders of the Parent (in INR)		(17.26)	(1.65)

The accompanying notes are an integral part of the interim condensed consolidated financial statements

ReNew Energy Global Plc

Interim condensed consolidated statement of changes in equity

(Amounts in INR millions, unless otherwise stated)

	Attributable to the equity holders of the Parent
Particulars	Issued capital	Share premium	Hedge reserve#	Share based payment reserve	Retained earnings / (losses)	Capital reserve	Debenture redemption reserve	Foreign currency translation reserve	Total	Non- controlling interests	Total equity
As at 1 April 2020	3,799	67,165	(1,086)	1,161	1,207	(29)	2,296	12	74,525	4,323	78,848
Profit / (loss) for the period	—	—	—	—	(630)	—	—	—	(630)	38	(592)
Other comprehensive income / (loss)	—	—	(2,014)	—	(8)	—	—	(8)	(2,030)	45	(1,985)

Total comprehensive loss	—	—	(2,014)	—	(638)	—	—	(8)	(2,660)	83	(2,577)
Share-based payment expense (refer Note 13)	—	—	—	92	—	—	—	—	92	—	92
Forfeiture of vested options	—	—	—	(3)	3	—	—	—	—	—	—
Repurchase of vested stock options (refer Note 13)	—	—	—	(176)	(471)	—	—	—	(647)	—	(647)
Acquisition of non-controlling interest (refer Note 23(c))	—	—	—	—	24	208	—	—	232	(1,118)	(886)
Transfer from debenture redemption reserve (net)	—	—	—	—	326	—	(326)	—	—	—	—

As at 30 September 2020 (unaudited)	3,799	67,165	(3,100)	1,074	451	179	1,970	4	71,542	3,288	74,830

As at 1 April 2021	3,799	67,165	(5,224)	1,165	(6,489)	49	1,602	10	62,077	2,668	64,745
Profit / (loss) for the period	—	—	—	—	(6,426)	—	—	—	(6,426)	237	(6,189)
Other comprehensive income / (loss)	—	—	(1,673)	—	(7)	—	—	(34)	(1,714)	(9)	(1,723)

Total comprehensive loss	—	—	(1,673)	—	(6,433)	—	—	(34)	(8,140)	228	(7,912)
Share-based payment expense (refer Note 13)	—	—	—	792	—	—	—	—	792	—	792
Repurchase of vested stock options (refer Note 13)	—	—	—	(24)	(65)	—	—	—	(89)	—	(89)
Amount utilised on exercise of stock options	—	—	—	(85)	—	—	—	—	(85)	—	(85)
Shares issued during the period by subsidiary	—	—	—	—	—	—	—	—	—	533	533
Acquisition of non-controlling interest	—	—	—	—	—	(5,623)	—	—	(5,623)	(4,242)	(9,865)
Shares issued during the period by RPPL* (refer Note 8)	456	27,486	—	—	—	—	—	—	27,942	—	27,942
Shares issued during the period (refer Note 8)	0	9,128	—	—	—	—	—	—	9,128	—	9,128
Transfer to debenture redemption reserve (net)	—	—	—	—	(211)	—	211	—	—	—	—
Adjustments / impact pursuant to the Transaction (refer Note 23(a)):
- Capital transaction involving issue of shares (net of costs of INR 3,660 related to issuance of equity shares)	1,050	72,605	—	—	—	—	—	—	73,655	—	73,655
- Distribution / cash paid to RPPL’s equity holders	—	—	—	—	(19,609)	—	—	—	(19,609)	—	(19,609)
- Recognition of non-controlling interests	(497)	(13,226)	716	(117)	214	(5)	(188)	—	(13,103)	13,103	—
Change in fair value of put option liability / derecognition of non-controlling interests	—	—	—	—	(7,125)	—	—	—	(7,125)	(4,993)	(12,118)

As at 30 September 2021 (unaudited)	4,808	163,158	(6,181)	1,731	(39,718)	(5,579)	1,625	(24)	119,820	7,297	127,117

#	includes cash flow hedge reserve and cost of hedge reserve
*	includes compulsorily convertible preference shares converted to equity shares

The accompanying notes are an integral part of the interim condensed consolidated financial statements

ReNew Energy Global Plc

Interim condensed consolidated statement of cash flows

(Amounts in INR millions, unless otherwise stated)

		For the six months ended
		30 September 2021	30 September 2020
		(Unaudited)	(Unaudited)
Cash flows from operating activities
(Loss) / profit before tax		(3,796)	1,507
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortisation		6,449	5,929
Gain on settlement of derivative instruments designated as cash flow hedge (net)		(20)	45
Change in fair value of warrants		855	—
Provision for operation and maintenance equalisation		(8)	84
Share based payments		1,100	77
Listing and related expenses		7,617	—
Amortisation of option premium		1,059	992
Unamortised ancillary borrowing cost written off		357	119
Interest income		(733)	(1,105)
Interest expenses		15,279	16,888
Unwinding of discount on provisions		369	391
Others		292	398
Working capital adjustments:
Increase in trade receivables		(17,061)	(8,075)
Decrease / (increase) in non-current trade receivables		26	(1,255)
Increase in inventories		(317)	(307)
(Increase) / decrease in other current financial assets		(1,407)	282
Decrease in other non-current financial assets		17	33
Decrease / (increase) in other current assets		424	(617)
Increase in other non-current assets		(25)	(20)
Increase in prepayments		(1,013)	(2,427)
(Decrease) / increase in other current financial liabilities		(58)	111
Decrease in other current liabilities		(1,140)	(1,323)
Increase in other non-current liabilities		14	17
Increase in contract liabilities		38	1,469
Increase / (decrease) in trade payables		3,084	(782)
Increase in employee benefit liabilities		1	37

Cash generated from operations		11,403	12,468
Income tax (paid) / refund		(416)	242

Net cash generated from operating activities	(a)	10,987	12,710
Cash flows from investing activities
Purchase of property, plant and equipment, intangible assets and right of use assets		(48,152)	(7,398)
Sale of property, plant and equipment		7	—
Investments in deposits having residual maturity more than 3 months (net)		(19,141)	3,969
Acquisition of subsidiary, net of cash acquired		(9,540)	(34)
Government grant received		74	—
Proceeds from interest received		694	1,231

Net cash used in investing activities	(b)	(76,058)	(2,232)
Cash flows from financing activities
Capital transaction involving issue of shares (net of transaction cost)		68,505	—
Distribution / cash paid to RPPL’s equity holders		(19,609)	—
Acquisition of interest by non-controlling interest in subsidiaries		1,036	—
Payment for acquisition of interest from non-controlling interest		(736)	(887)
Payment of lease liabilities (including payment of interest expense)		(117)	(131)
Payment made for repurchase of vested stock options		(610)	(681)
Proceeds from long term interest-bearing loans and borrowings		98,392	31,049
Repayment of long term interest-bearing loans and borrowings		(68,279)	(28,312)
Proceeds from short term interest-bearing loans and borrowings		48,424	5,900
Repayment of short term interest-bearing loans and borrowings		(39,468)	(7,292)
Interest paid		(16,779)	(15,608)

Net cash generated from / (used in) financing activities	(c)	70,759	(15,962)
Net increase / (decrease) in cash and cash equivalents	(a) + (b) + (c)	5,688	(5,484)
Cash and cash equivalents at the beginning of the period		20,679	13,089

Cash and cash equivalents at the end of the period		26,367	7,605

Components of cash and cash equivalents
Cash and cheque on hand		0	0
Balances with banks:
- On current accounts		19,391	5,160
- Deposits with original maturity of less than 3 months		6,976	2,445

Total cash and cash equivalents		26,367	7,605

The cash flow statement has been prepared under the indirect method as set out in the IAS 7 “Statement of Cash Flows”.

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

1	Corporate information

ReNew Energy Global Plc (the Company or Parent) is a public limited company incorporated under the laws of England and Wales (company number 13220321). The Company was incorporated as a private limited company in the United Kingdom on 23 February 2021 and re-registered as a public limited company in the United Kingdom on 12 May 2021. The registered office of the Company is located at C/O Vistra (UK) Ltd, 3rd Floor, 11-12 St. James’s Square, London, England, SW1Y 4LB. The interim condensed consolidated financial statements comprise financial statements of the Company and its subsidiaries (collectively, the Group) were authorised for issue by the Company’s Board of Directors on 29 December 2021.

ReNew Power Private Limited (ReNew India or RPPL) is a private limited company domiciled and incorporated in India. The registered office of RPPL is located at 138, Ansal Chamber—II Bhikaji Cama Place, New Delhi—110066.

The Group carries out business activities relating to generation of power through non-conventional and renewable energy sources through RPPL and its subsidiaries. Information on other related party relationships of the Group is provided in Note 16.

RMG Acquisition Corporation II (RMG II) is a blank check company incorporated as a Cayman Islands exempted company, on 28 July 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

ReNew Power Global Merger Sub (Merger Sub) was a Cayman Islands exempted company, wholly-owned by the Company.

Details of Business combination Agreement (BCA) and consequent listing of ReNew Energy Global Plc on NASDAQ

On 24 February 2021, RPPL with a purpose of listing on NASDAQ through special purpose acquisition company route (SPAC) had entered into a BCA with (i) RMG II, (ii) Philip Kassin, solely in the capacity as the representative for the shareholders of RMG II, (iii) RPPL (iv) Merger Sub and (v) certain shareholders of RPPL.

Pursuant to the terms of the BCA, (i) Merger Sub merged with and into RMG II, with RMG II surviving through transfer of RMG II shares in exchange for the issuance of shares of the Company and (ii) certain shareholders of RPPL transferred and the Company acquired, RPPL shares in exchange for the issuance of shares of the Company and/or the payment of cash to the certain shareholders of RPPL (the Transaction).

On 23 August 2021, on successful completion of above Transaction, the Company got listed on the NASDAQ. The Company acquired 90% and 100% of shareholding of RPPL and RMG II from their existing shareholders, respectively. Consequently, RMG II and RPPL became subsidiaries of the Company. The trading of the Company’s shares has commenced with effect from 24 August 2021 on the NASDAQ under symbol “RNW”.

Information on this transaction is provided in Note 23(a).

2	Basis of preparation and changes to the Group’s accounting policies

2.1.	Basis of preparation

The interim condensed consolidated financial statements of the Group for the six months ended 30 September 2021 have been prepared in accordance with IAS 34—Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast doubt significant doubt over this assumption. They have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period. The interim condensed consolidated financial statements do not include all the information and disclosures required in annual financial statements, and should be read in conjunction with the Group’s (i.e. RPPL) annual consolidated financial statements as at 31 March 2021.

Selected explanatory notes have been included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements as at and for the year ended 31 March 2021.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for the following assets and liabilities which have been measured at fair value:

•	Financial assets and liabilities measured at fair value (refer accounting policy regarding financial instruments included in the Group’s annual consolidated financial statements as at 31 March 2021)

•	Assets held for sale - measured at fair value less cost to sell

•	Share based payments

•	Share warrants

•	Liability for put options (refer accounting policy below)

Accounting policy for transaction referred in Note 1:

On completion of transaction referred in Note 1, the former shareholders of RPPL become majority shareholders of the Company and have the ability to elect, appoint or remove a majority of the members of the governing body of the Company. There were no material assets or liabilities or operations in the Company prior to this transaction. RMG II is a non-operating entity that does not meet the definition of a business under IFRS 3. Therefore, for accounting purposes, RPPL is deemed to be the accounting acquirer in the transaction. The transaction has been treated as a capital transaction equivalent to the issue of shares of RPPL in exchange for the net monetary assets acquired and acquisition accounting does not apply.

Consequently, there was no goodwill or other intangible assets recorded, in accordance with IFRS. Any difference in the fair value of the shares deemed to have been issued by the accounting acquirer and the fair value of the accounting acquiree‘s identifiable net assets is considered to be payment for a service of a stock exchange listing and recognised as expenses under head “Listing and related expenses” in the statement of profit or The consolidated financial statements of the Company represent the continuation of the pre-acquisition consolidated financial statements of RPPL. The consolidated financial statements of the Company reflect:

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

(a) the assets and liabilities of the accounting acquirer recognised and measured at their pre-combination carrying amounts;

(b) the retained earnings and other equity balances of the accounting acquirer before this transaction, after adjusting amount attributable to NCI recognised;

(c) the amount recognised as issued capital and share premium is determined by adding the issued equity of the accounting acquirer outstanding immediately before this transaction, after adjusting amount attributable to NCI recognised to the fair value consideration effectively transferred. The number and type of equity instruments pre-acquisition reflect the equity structure of RPPL. Post this transaction, the number and type of equity instruments issued, reflects the equity structure of the Company. Refer Note 11 for adjustment carried to number of equity instruments for computation of earnings per share.

(d) the non-controlling interest’s proportionate share of the accounting acquirer’s pre-combination carrying amounts of retained earnings and other equity interests;

(e) the statement of profit or loss and other comprehensive income for the current period reflects that of the accounting acquirer for the full period together with the post-acquisition results of the accounting acquiree.

The consolidated financial statements for year ended 31 March 2021, the interim condensed consolidated financial statements for the period ended 30 September 2020 and the interim condensed consolidated financial statements for the period 1 April 2021 to 23 August 2021 include financial data pertaining only to RPPL and its subsidiaries.

In conjunction with the transaction (refer Note 23(a)), the Company had issued put options to non-controlling interest holders.

Accounting policy for non-controlling interest put option to be settled in cash by the Company classified as financial liability:

Liability for put option issued to non-controlling interests, to be settled in cash by the Company, which do not grant present access to ownership interest to the Group is recognised at present value of the redemption amount and is reclassified from equity. At the end of each reporting period, the non-controlling interests subject to put option is derecognised and the difference between the amount derecognised and present value of the redemption amount, which is recorded as a financial liability, is accounted for as an equity transaction.

The interim condensed consolidated financial statements are presented in Indian Rupees (INR) and all values are rounded to the nearest million, except when otherwise indicated. Absolute amounts less than INR 500,000 are appearing as “0” due to presentation in millions.

2.2. Use of estimates and judgments

The preparation of interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements of RPPL as at and for the year ended 31 March 2021.

2.3. New standards, interpretations and amendments

2.3.1. New and amended standards and interpretations adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 March 2021, except for the adoption of new standards effective as of 1 April 2021. The Group applied for the first-time certain standards and amendments, which are effective for annual periods beginning 1 April 2021 but do not have a material impact on the interim condensed consolidated financial statements of the Group.

a) Interest rate benchmark reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

•

A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest

•	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued

•	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component

The amendment applies to annual reporting periods beginning on or after 1 January 2021. These amendments had no impact on the interim condensed consolidated financial statements. The Group intends to use the practical expedients in future periods if they become applicable.

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

b) (i) COVID-19 related rent concessions: Amendment to IFRS 16

On 28 May 2020, the International Accounting Standards Board (‘IASB’) issued COVID-19 related rent concessions—amendment to IFRS 16 Leases. The amendments provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. As a practical expedient, a lessee may elect not to assess whether a COVID-19 related rent concession from a lessor is a lease modification. A lessee that makes this election accounts for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change were not a lease modification. The amendment applies to annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted.

ii) COVID-19 related rent concessions beyond 30 June 2021

The amendment, included in (i) above, was intended to apply until 30 June 2021, but as the impact of the Covid-19 pandemic is continuing, on 31 March 2021, the IASB extended the period of application of the practical expedient to 30 June 2022.The amendment applies to annual reporting periods beginning on or after 1 April 2021. The Group has not received COVID-19-related rent concessions but plans to apply the practical expedient if it becomes applicable within allowed period of application.

These amendments had no material impact on the interim condensed consolidated financial statements.

2.3.2. Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Further, the following new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements which are not expected to have any material impact on the financial statements of the Group are disclosed below:

•	Amendments to IFRS 9 - Financial Instruments - Fees in the ‘10 percent’ test for derecognition of financial liabilities (effective from 1 January 2022*)

•	Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective from 1 January 2023*)

•	Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies (effective from 1 January 2023*)

•	Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use (effective from 1 January 2022*)

•	Amendments to IFRS 3 - Reference to the Conceptual Framework (effective from 1 January 2022*)

•	Amendments to IAS 37 - Onerous Contracts - Costs of Fulfilling a Contract (effective from 1 January 2022*)

•	Amendments to IAS 1 - Classification of Liabilities as Current or Non-current (effective from 1 January 2023*#)

•	Amendments to IAS 8 - Definition of Accounting Estimates (effective from 1 January 2023*)

*Effective for annual periods beginning on or after this date.

#On 19 November 2021, the IASB issued IFRS Standards Exposure Draft ED/2021/9 Non-current Liabilities with Covenants, Proposed Amendments to IAS 1, which will become effective for annual reporting periods beginning on or after 1 January 2024 and will need be applied retrospectively in accordance with IAS 8. Early adoption is permitted, but will need to be disclosed. The IASB has also proposed to delay the effective date of the this 2020 amendments accordingly, such that entities will not be required to change current practice before the proposed amendments come into effect.

3	Property, plant and equipment

Acquisitions and disposals

During the six months ended 30 September 2021, the Group acquired assets with a cost of INR 53,853 (30 September 2020: INR 8,145) including capital work in progress but excluding property, plant and equipment acquired through a business combination (refer Note 23(b)). Further, the Group disposed assets (other than those classified as held for sale (refer Note 12)) with a cost of INR 4 were disposed during the six months ended 30 September 2021 (30 September 2020: INR Nil).

The amount of borrowing costs capitalised in property, plant and equipment and capital work in progress during the six months ended 30 September 2021 was INR 1,446 (30 September 2020: INR 1,072). The rate ranging from 4.50% to 12.65% (30 September 2020: 6.06% to 14.85%) was used to determine borrowing costs eligible for capitalisation was the effective interest rate of specific borrowings and capitalisation rate of general

4	Intangible assets

Acquisitions and disposals

During the six months ended 30 September 2021, the Group acquired assets with a cost of INR 37 (30 September 2020: INR 68) including intangible assets under development but excluding intangible assets acquired through a business combination (refer Note 23(b)). Further, no assets were disposed during the six months ended 30 September 2021 and 2020.

5	Right of use assets

Acquisitions and disposals

During the six months ended 30 September 2021, the Group acquired assets with a cost of INR 246 (30 September 2020: INR 280). Further, no assets were disposed during the six months ended 30 September 2021 and 2020 (other than those classified as held for sale (refer Note 12)).

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

6	Impairment of non-financial assets including goodwill and intangible assets under development

Below is the break-up for goodwill and intangible assets under development for each group of cash generating units and individual cash generating units (CGU):

Group of CGU / individual CGU	30 September 2021	31 March 2021
Ostro Energy Group (wind power segment)
Goodwill	9,903	9,903
ReNew Vayu Urja (KCT) (wind power segment)
Goodwill	756	756
Prathamesh Solarfarms (solar power segment)
Goodwill	428	428
Others
Goodwill	510	510
Intangible asset under development*	74	55

*

Intangible assets under development amounting to INR 13 as at 30 September 2021 (31 March 2021: INR 20) out of the total intangible assets under development pertain to fair value of customer contracts for projects under development acquired as part of business combination. Goodwill and intangible assets under development pertain to various group of CGUs and individual CGUs and a combined test of impairment have been performed.

The Group undertook the impairment testing of Goodwill assigned to each Group of CGU and Individual CGU as at 31 March 2021 and 2020 applying value in use approach across all the Group CGUs and individual CGUs i.e. using cash flow projections based on financial budgets covering contracted power sale agreements with procurers (25 years) using a discount rate range of 10.90% (pre-tax) per annum for the impairment test as at 31 March 2021 (31 March 2020: 11.40%). The Group has used financial projections over the remaining life of the Power Purchase Agreement (PPA) as the tariff rates are fixed as per PPAs.

Based on the results of the impairment test, the estimated value in use of each Group of CGU and individual CGU was more than the respective carrying values and accordingly no impairment loss provision was recognised in the statement of profit or loss.

Details of excess of recoverable amount over carrying value of respective group of CGU / individual CGU (wherever goodwill exists) is as follows:

Group of CGU / individual CGU	31 March 2021	31 March 2020
Ostro Energy Group (wind power segment)	3,090	4,106
ReNew Vayu Urja (KCT) (wind power segment)	2,727	1,628
Prathamesh Solarfarms (solar power segment)	1,775	586

The Management believes that any reasonably possible change in the key assumptions on which value in use is based would not cause the aggregate carrying amount of CGU (including goodwill) to exceed the aggregate value in use of each Group of CGU and individual CGU.

The key assumptions used in the value in use calculations for each group of CGU and individual CGU unit are as follows:

(i) Discount rate: [Pre-tax Weighted Average Cost of Capital (WACC)]	10.90 % per annum as at 31 March 2021 discount rate has been derived based on current cost of borrowing and equity rate of return based on the current market expectations.

(ii) Plant load factor (PLF)	Plant load factor for future periods are estimated for each group of CGU and individual CGU based on report from expert.

(iii) Collection of revenue as per PPA rate and Generation Based Incentive (GBI) in acquired projects located in Andhra Pradesh state will be realised as per the projections and would not be impacted by the ongoing legal proceedings because management believes that matter will be concluded in favour of Group as mentioned in Note 22.

As at 30 September 2021 and 2020, there were no indicators for impairment for any of the CGUs and hence, the management has not updated any of the impairment calculations. From last impairment testing till reporting date there is no material change in assumptions, conditions and sensitivity information. Further, no indicator for impairment existed either as at 31 March 2021 or 30 September 2021 in any of the individual CGUs where no goodwill was assigned.

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

7	Financial assets and financial liabilities

(a) Set out below, is an overview of financial assets, held by the Group as at 30 September 2021 and 31 March 2021:

	As at	As at
	30 September 2021	31 March 2021
Debt instruments at amortised cost
Non-current
Trade receivables	1,152	1,178
Loans
Security deposits	123	140
Others
Bank deposits with remaining maturity of more than twelve months	10,726	2,999
Current
Trade receivables	51,547	34,802
Loans
Security deposits	73	45
Loans to related parties (refer Note 16)	—	11
Cash and cash equivalents	26,367	20,679
Bank balances other than cash and cash equivalents	37,920	26,506
Others
Deferred consideration receivable*	1,936	1,936
Advances recoverable	172	154
Government grant receivable
- viability gap funding	228	302
- generation based incentive receivable	2,229	859
Interest accrued on fixed deposits	432	394
Others	53	52
Financial assets designated as a hedge instrument at fair value
Current
Derivative instruments	2,427	2,691

Total	135,385	92,748

Total current	123,384	88,431
Total non-current	12,001	4,317

*

Deferred consideration represents the fair value of consideration receivable on sale of 100% shareholding in Adyah Solar Power Private Limited (Adyah Solar) on 15 February 2021 (refer Note 12) and it is contractually recoverable on the receipt of safeguard duty claims under ‘change in law’ clause by Adyah Solar from its customers. This consideration is expected to be settled in cash by the purchaser by 31 March 2022. Considering the period involved, impact of time value of money is minimal.

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ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

(b) Set out below is an overview of financial liabilities held by the Group as at 30 September 2021 and 31 March 2021:

	As at	As at
	30 September 2021	31 March 2021
Financial liabilities at amortised cost:
Non-current
Interest bearing loans and borrowings
Debentures
- Non convertible debentures (secured)	87,029	90,137
- Compulsorily convertible debentures (unsecured)	1,187	809
Term loan from bank (secured)	37,968	44,269
Term loan from financial institutions (secured)	82,002	80,300
Senior secured notes	114,802	92,924
Compulsorily convertible preference shares	—	26,697
Lease liabilities	1,833	1,782
Interest accrued but not due on debentures	265	132
Current
Interest bearing loans and borrowings
Working capital term loan (secured)	18,121	5,525
Acceptances (secured)	7,498	2,169
Buyer’s / supplier’s credit (secured)	2,989	2,949
Lease liabilities	356	330
Trade payables	5,413	3,245
Other current financial liabilities
Current maturities of long term interest-bearing loans and borrowings	38,528	30,454
Interest accrued but not due on borrowings	2,479	1,686
Interest accrued but not due on debentures	1,325	1,211
Capital creditors	8,197	9,001
Purchase consideration payable	191	191
Other payables	23	1
Financial guarantee contracts	—	78
Financial liabilities at fair value
Non-current
Liability for put options with non-controlling interests (a)	11,226	—
Current
Liability for put options with non-controlling interests (a)	890	—
Financial liabilities at fair value through profit or loss (FVTPL)
Derivative instruments
- share warrants (Refer Note 14)	2,606	—
Financial liabilities designated as a hedge instrument at fair value
Current
Derivative instruments
- hedge instruments	2,794	1,070

Total	427,722	394,960

Total current	91,410	57,910
Total non-current	336,312	337,050

(a) Non-controlling shareholders of RPPL have an option to offload their shareholding to the Company in accordance with the terms mentioned in the BCA at fair value of shares on the date of Put for cash. Put option liability with non-controlling interest accounted for at fair value. Subsequent changes to the put option liability are treated as equity transaction and hence accounted for in equity (Refer Note 2.1).

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

8	Share capital

	Number of shares	Issued capital	Share premium
As at 1 April 2020 (i)	379,924,556	3,799	67,165

As at 30 September 2020 (i)	379,924,556	3,799	67,165

As at 1 April 2021 (i)	379,924,556	3,799	67,165
Shares issued during the period (including compulsorily convertible	45,637,118	456	27,486
preference shares converted to equity) (ii)

(i)	425,561,674	4,255	94,651
Adjustments / impact pursuant to the Transaction:
- Capital transaction involving issue of shares (net of costs of INR 3,660 related to issuance of equity shares) (refer Note 23(a)) (iii)	105,011,966	1,050	72,605
- Recognition of non-controlling interests	(49,732,523)	(497)	(13,226)
	(92,336,396)	—	—
- Adjustment to arrive number of equity instruments of the Company

As at 23 August 2021 (iv)	388,504,721	4,808	154,030
Shares issued during the period (v)	12,289,241	0	9,128

As at 30 September 2021	400,793,962	4,808	163,158

(i)

Number of shares presented represents RPPL Shares. Equivalent number of equity instruments of the Company will be number of RPPL shares presented multiplied by exchange ratio established in the Transaction (i.e., 1 RPPL share to 0.8289 Company Share).

(ii)

During the period ended 30 September 2021, Series A compulsory convertible preference shares issued to certain existing shareholders were converted into equity shares on 23 August 2021 as per its original terms. Consequently, amortised cost of compulsory convertible preference shares of INR 27,665 which was classified as financial liability on the date of conversion was derecognised with recognition of issued capital amounting to INR 445 and share premium of INR 27,220.

(iii)

Number of shares presented represents shares issued by the Company to existing shareholders of RMG II and PIPE investors for the Transaction. Deemed number of shares issued by RPPL is 127,381,626. Amount recognised in issued capital and share premium represents fair value consideration effectively transferred by RPPL.

(iv)	Number of shares presented represents Company’s shares outstanding on consummation of the Transaction.
(v)	During the period ended 30 September 2021, the Company has issued class C shares on purchase shares held by non-controlling interests in RPPL. (Refer Note 23(c))
(vi)	Before consummation of the Transaction, the Company had 1 equity share at par value of USD 0.01.

Terms / rights attached to equity shares of RPPL

RPPL has only one class of equity shares having par value of INR 10 per share. Each holder of equity shares is entitled to one vote per share. If declared, the Group will declare and pay dividends in Indian rupees. In the event of liquidation of a Group, the holders of equity shares of such Group will be entitled to receive remaining assets of the Group, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders of the Group.

The equity shares were redeemable at the option of the holders till 23 August 2021 and therefore, were considered a puttable instrument in accordance with IAS 32. Puttable instruments are required to be accounted for as financial liabilities, except where certain conditions are met in accordance with IAS 32, in which case, the puttable instruments may be presented as equity. The equity shares meet the conditions of IAS 32 and are, therefore, classified and accounted for as equity. Pursuant to the BCA (refer Note 2), ReNew Energy Global Plc became legal parent of RPPL. Post this transaction, the number and type of equity instruments issued, reflects the equity structure of the ReNew Global.

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ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Terms / rights attached to equity shares of the Company

The Company has four classes of shares outstanding as follows:

Class of shares	Nominal value	Number of shares	Terms / rights

a) Class A shares	USD 0.0001	282,430,194	The holders of the Class A ordinary shares shall be entitled to receive distributions, in the form of dividends, return of capital on a winding up or any other means in proportion to the number of Class A ordinary shares held by them and pro rata with all other shares in the capital of the company which are entitled to distributions. Each holder of equity shares is entitled to one vote per share.

b) Class B shares	USD 0.0001	1	The holder of the Class B ordinary share shall be entitled to participate in distributions of the company, whether in the form of dividends, returns of capital on a winding up or any other means as per the terms of the articles of association (Articles), only during the period from the date on which the Company’s Articles (as adopted on 20 august 2021) were adopted until the date that is three (3) years following the date of adoption.

			Holder is entitled to a number of voting rights from time to time equal to the equivalent voting beneficial shares (as defined in the articles) held by the founder investors (and their affiliates) (as defined in the articles) as of the relevant time. The Class B ordinary share may not be transferred by the holder thereof to any person other than the founder’s affiliates (as The Company may in its sole discretion redeem and cancel the Class B Share for par value at any time after the Founder Investors and their respective Affiliates cease to hold any RPPL ordinary Shares.

c) Class C shares	USD 0.0001	118,363,766	The holders of the Class C ordinary shares shall be entitled to receive distributions in the form of dividends, return of capital on a winding up or any other means in proportion to the number of Class C ordinary shares held by them and pro rata with all other shares (as defined in the articles) in the capital of the company which are entitled to distributions. This class of share does not carry voting rights. Each Class C ordinary share shall automatically be re-designated as one (1) Class A ordinary share in the hands of a transferee (other than where such transferee is an affiliate).

d) Class D shares	USD 0.0001	1	The holder of the Class D ordinary share shall be entitled to participate in distributions of the company, whether in the form of dividends, returns of capital on a winding up or any other means as per the terms of the Articles , only during the period from the date on which the Company’s Articles (as adopted on 20 august 2021) were adopted until the date that is three (3) years following the date of adoption.

			The holder is entitled to a number of voting rights from time to time equal to the equivalent voting beneficial shares (as defined in the articles) held by Canada Pension Plan Investment Board (and its affiliates) (as defined in the articles) as of the relevant time.

			The Company shall redeem and cancel the Class D Share for nominal value as soon as reasonably practicable after the transfer to the Company of all of the RPPL ordinary Shares held in exchange for Class A Shares pursuant to the terms defined in the Articles.

Total shares		400,793,962

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

9	Revenue from contracts with customers

	For the six months ended
	30 September 2021	30 September 2020
Sale of power	32,298	27,310
Sale of services - management shared services	—	9
Income from engineering, procurement and construction service	200	67
Sale of services - operation and maintenance services (refer note 16)	—	16
Sale of services - consultancy service	9	—

Total	32,507	27,402

The Group recognised impairment losses on receivables arising from contracts with customers, included under other expenses in the interim condensed consolidated statement of profit or loss, amounting to INR 372 and INR 203 for the six months ended 30 September 2021 and 2020,

a)	The location for all of the revenue from contracts with customers is India.

b)	The timing for all of the revenue from contracts with customers is over time.

c)

The Group has certain power purchase agreements entered with customers which contains provision for claiming cost over-runs due to change in law clause, subject to approval by appropriate authority. During the six months ended 30 September 2021, on receipt of approval of cost over-run of INR Nil (30 September 2020: INR 1,197), the Group has included the same as part of transaction price. Pending approval of cost over-runs of INR 1,266 (31 March 2021: INR 1,266; 30 September 2020: INR 2,520) till the reporting period end, the Group has not included these over-runs as part of transaction price applying guidance on constraining estimates of variable consideration. Out of cost over-runs approved, the Group during the six months ended 30 September 2020 has recognised revenue of INR 30 (30 September 2020: INR 36).

d)	There are no other material differences between the contracted price and revenue from contract with customers.

10	Finance costs

	For the six months ended
	30 September 2021	30 September 2020
Interest expense on (carried at amortised cost)
- term loans	5,224	7,168
- loan from related party (refer Note 16)	—	11
- acceptance	77	17
- buyer’s / supplier’s credit	28	44
- on working capital demand loan	228	145
- non-convertible debentures	4,434	2,270
- compulsorily convertible debentures (unsecured)	39	27
- senior secured notes	4,298	5,565
- lease liabilities	36	57
- compulsory convertible preference shares	915	1,585
Bank charges	236	181
Option premium amortisation	1,059	992
Loss on settlement of derivative instruments designated as cash flow hedge (net)	8	45
Unwinding of discount on provisions	369	391
Unamortised ancillary borrowing cost written off	357	119

Total	17,308	18,617

11	Earnings / (loss) per share

	For the six months ended
	30 September 2021	30 September 2020**
The following reflects the profit and share data used for the basic and diluted EPS computations:
Loss attributable to equity holders of the parent	(6,426)	(630)
Add: Loss attributable to one class B share @	320	—
Add: Loss attributable to one class D share ^	253	—

Loss attributable to equity holders of Class A and C for basic and diluted earnings	(5,853)	(630)

Loss per share: Basic and Diluted
Equity shares (in INR)	—	(1.65)
Equity shares: Class A shares (in INR, par value of USD 0.0001)	(17.26)	—
Equity shares: Class C shares (in INR, par value of USD 0.0001)	(17.26)	—
Weighted average number of equity shares in calculating basic EPS*#
Weighted Average number of shares of RPPL	253,614,577	380,631,871
Class A shares of the Company	60,190,041	—
Class C shares of the Company	25,225,065	—

Weighted average number of equity shares in calculating basic EPS	339,029,683	380,631,871

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

*	The weighted average number of ordinary shares outstanding for the period ended 30 September 2021:

(a)

the number of ordinary shares outstanding from 1 April 2021 to 23 August 2021 is computed on the basis of the weighted average number of ordinary shares of RPPL outstanding during the period multiplied by the exchange ratio established in the Transaction (i.e., 1 RPPL share to 0.8289 Company Share); and

(b)	the number of ordinary shares outstanding from 24 August 2021 to 30 September 2021 is the actual number of ordinary shares of the Company outstanding during that period.

**	The earnings per share disclosed for period ended 30 September 2020 is calculated by dividing:

(a)	Profit or loss of RPPL attributable to ordinary shareholders; by

(b)	RPPL’s historical weighted average number of ordinary shares outstanding multiplied by the exchange ratio established in the Transaction (i.e., 1 RPPL share to 0.8289 Company Share).

@

Class B share is not considered as the most subordinate to other classes of equity instruments as per IAS 33. Refer Note 8 for terms of Class B ^ Class D share is a redeemable share and therefore, is not considered as ordinary shares as per IAS 33. Refer Note 8 for terms of Class D share.

#	Since the effect of all potential equity shares was anti-dilutive in six months ended September 2021 and 2020, it has not been considered for the purpose of computing diluted earnings per share.

12	Disposal group held for sale

On 28 September 2020, the board of directors approved the plan to sell 300 MW Pavagada solar project housed in Adyah Solar Energy Private Limited (Adyah Solar), a wholly owned subsidiary which falls under solar power reportable segment. The Group had entered into a sale and purchase agreement dated 31 October 2020 for sale of 100% shareholding in Adyah Solar to Ayana Renewable Power Private Limited. On 28 September 2020, the loss of control over Adyah Solar within the next twelve months became highly probable and met the criteria to be classified as a disposal group held for sale and accordingly, assets and liabilities related to the Adyah Solar were classified as held for sale. The transaction was completed on 15 February 2021.

A. Impairment losses relating to the disposal group

The total consideration for the sale is approximately INR 5,110 against the net assets of the entity are INR 5,384 (excluding deferred tax assets of INR 279). Since total consideration for sale is lower than net assets of the entity disposed, the Group has derecognised deferred tax assets of INR 279, with the corresponding amount recognised under deferred tax expense in the interim condensed consolidated statement of profit or loss. Further, asset held for sale during the reporting period was measured at the lower of its carrying amount and fair value (less cost to sell) at the time of reclassification resulting in a recognition of write-down of INR 274 as impairment loss under other expenses in the interim condensed consolidated statement of profit or loss.

B. Assets and liabilities of disposal group held for sale

		As at
Particulars		30 September 2020
Assets
Property, plant and equipment		13,910
Right of use assets		1,571
Trade receivables		687
Bank balances other than cash and cash equivalents		213
Other assets		126

Total assets before impairment loss	(a)	16,507
Less: Impairment loss (included under “other expenses”)		(274)

Assets held for sale	(b)	16,233

Liabilities
Interest-bearing loans and borrowings		10,033
Other current financial liabilities		454
Provision for decommissioning costs		98
Lease liabilities		516
Trade payables		18
Other current liabilities		4

Liabilities directly associated with the assets held for sale	(c)	11,123

Net assets before impairment	(a) - (c)	5,384

Net assets after impairment	(b) - (c)	5,110

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

13	Share based payment

a)	Equity settled share-based payment (ESOP) transactions by RPPL

RPPL until 23 August 2021 had five share-based payment schemes for its employees: 2018 Stock Option Plan, 2017 Stock Option Plan, 2016 Stock Option Plan, 2014 Stock Option Plan and 2011 Stock Option Plan (‘Group Stock Option Plans’) approved by the board.

According to these schemes, the employee selected by the compensation committee from time to time will be entitled to options as per grant letter issued by the compensation committee, subject to satisfaction of prescribed vesting conditions. The employees will be issued equity share of the Company on exercises of these Group Stock Option Plans.

During the period ended 30 September 2021, Nil (30 September 2020: 300,000) share options were granted to the employees. The weighted average exercise price of these options granted during this period was INR Nil per option (30 September 2020: INR 301 per option). The fair value of share options granted is estimated at the date of grant using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted. The fair values of options granted during the six months ended 30 September 2021 and 2020 were estimated on the date of grant using the following assumptions:

	For the six months ended
	30 September 2021	30 September 2020
Dividend yield (%)	—	3.4%
Expected volatility (%)	—	22%
Risk–free interest rate (%)	—	4.16 - 5.82%
Weighted average remaining contractual life of options granted during current period	—	6.17 years
Weighted average share price (in INR per share)	—	420

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

b)	Repurchase of vested stock options by RPPL

During the period ended 30 September 2020, RPPL undertook a one-time partial liquidity scheme for outstanding ESOPs, wherein, maximum 40% options vested as on 31 July 2020 out of options granted up to 31 March 2018 were eligible for surrender for INR 420 per option. The total number of options opted by employees for surrender were 2,592,557 options. Settlement has been done by RPPL in the form of ex-gratia payment equal to value accreted against the surrendered options subject to and net of applicable tax deduction at source. All applicable taxes are to be borne by the employee. Surrendered options are subject to value adjustment in case RPPL or any of its holding company issues primary securities or on signing of any definitive agreements before 31 July 2021 at higher / lower than INR 420 per share (adjusted for capital restructurings, consolidations, split etc.).

Actual adjustments for upside or downside will be settled post completion of the deal. Upsides shall accrue to an employee only if they continue in employment as of 31 July 2021. Employee shall be liable for downside value adjustment even if he or she ceased employment. If no deal is completed by 31 October 2021, the deal will be disregarded for adjustments.

The details of repurchase of vested stock options are as follows:

Particulars	Amount
Total consideration paid for repurchase of vested stock options (a)	681
Fair value of the vested stock options repurchased, measured at the repurchase date, recognised in equity (b)*	650
Excess consideration paid recognised in statement of profit or loss (a) - (b)	31

*

The fair value of vested stock options was estimated at the date of repurchase using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted using following inputs as at 31 July 2020.

Particulars	30 September 2020
Share price per share at measurement date	420
Expected volatility	22%
Dividend yield	3.40%
Risk-free interest rate	4.16% - 5.92%

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

RPPL during period ended 30 September 2021 repurchased 264,480 vested options of two of its employees who passed away due to COVID-19 and has paid INR 89 at fair value of options on the date of repurchase.

c)	Cash settled share based payments arising out of a one-time partial liquidity scheme (refer note b above)

The carrying amount of the liability (included in employee benefit liabilities) relating to the cash settled share based payments at 30 September 2021 was INR Nil (31 March 2021: INR 102). RPPL had settled all of the outstanding the cash settled options on 23 August 2021 by paying cash of INR 201.75 per option, as per terms of these options, which resulted in total outflow of INR 524 during six month ended 30 September 2021.

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

d)	Replacement of Group Stock Option Plans

On 24 August 2021, all vested and unvested option outstanding for Group Stock Option Plans were replaced by the ‘2021 Stock Entitlement Program’ of the Company (‘Holding Company Stock Option Plans’). The employees of the Group were entitled to 0.8289 Holding Company Stock Option for every one Group Stock Option held for both vested and unvested options with no changes in vesting period and exercise period. The exercise price of Group Stock Option, which was fixed in INR, got converted into US Dollars using exchange rate as on the date of replacement, as exercise price of Holding Company Stock Option.

The Holding Company Stock Option Plans granted to the employees will be settled in Class A share of the Company. Therefore, the Holding Company Stock Option Plans have been classified as an equity settled share based payment. The replacement of Group Stock Option Plans with Holding Company Stock Option Plans is identified as replacement plan and accounted for as a modification of the Group Stock Option Plans. ESOP expenses [grant date fair value as per Group Stock Option Plans plus incremental fair value (if any) measured at the date of replacement] related to employees of the Group are recognised as employees’ expenses, over vesting period. The modification reduces the fair value of the stock options granted, measured immediately before and after the modification, and therefore the Group has not taken into account that decrease in fair value and had continued to measure the amount recognised for services received based on the grant date fair value of the Group Stock Option Plans granted. Pursuant to replacement of stock options, on the date of replacement, 6,933,865 vested and 7,146,270 unvested option of Group Stock Option Plans got replaced with 5,747,481 vested and 5,923,543 unvested Holding Company Stock Option Plans.

The fair value of stock options was estimated at the date of replacement using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted. Following are the assumptions used in valuation of Group Stock Option Plans and Holding Company Stock Option Plan as on the date of replacement:

	Group Stock	Holding Company
Particulars	Option Plans	Stock Option Plans
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	25.67% - 37.87%	33.43% - 49.97%
Risk–free interest rate (%)	3.29% - 6.39%	0.05% - 1.03%
Weighted average expected life of options granted	0.07 years - 6.86 years	0.07 years - 6.86 years
Weighted average share price	INR 606.96	USD 8.85

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

e)	2021 Incentive Award Plan granted during period ended 30 September 2021

The Company introduced the 2021 Incentive Award Plan (Incentive Plan) to grant options to selected employees of the Group. The relevant terms of the Incentive Plan are as below:

According to this schemes, the employee selected by the compensation committee from time to time will be entitled to options as per grant letter issued by the compensation committee, subject to satisfaction of prescribed vesting conditions. The employees will be issued class A equity share of the Company on exercises of this incentive plan.

Grant date	23 August 2021

Vesting period	Time linked vesting:

i) 6.25% of grant will vest on the last day of the first calendar year quarter immediately following 23

August 2021

ii) Thereafter, 6.25% of grant shall vest on the last day of each

Exercise period	Within 10 years from date of grant, after vesting of each tranche

Exercise price	USD 10.00

Settlement type	Equity settled (each option will be settled through one Class A equity share of the Holding Company)

Weighted average fair value	USD 3

The fair value of stock options was estimated at the date of grant using Black-Scholes valuation model, taking into account the terms and conditions upon which the share options were granted. Following are the assumptions used in valuation of 2021 Incentive Award Plan on grant date:

Particulars	30 September 2021
Dividend yield (%)	0.0%
Expected volatility (%)	34.84%
Risk–free interest rate (%)	1.05%
Weighted average expected life of options granted	7 years
Weighted average share price	USD 8.85

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

f)	Expenses arising from share-based payment transactions

The expense recognised for employee services received during the year is shown in the following table:

	For the six months ended
Particulars	30 September 2021	30 September 2020
Expense arising from equity-settled share-based payment transactions	1,212	97
Expense arising from repurchased vested stock options	—	31
Expense arising from cash settled share based payments transactions	422	9

Total expense arising from share-based payment transactions*	1,634	137

*	This amount is inclusive of amount capitalised in different projects.

14 Share warrants

Prior to consummation of the Transaction (Refer Note 23(a)), RMG II had issued warrants having rights to purchase its Class A equity shares. As part of the transaction, the Company has issued warrants to these warrants’ holders (refer below for terms of these warrants), which will entitle these warrants holders to purchase Company’s Class A equity shares. These warrants are classified to be derivative instruments and as such, are recorded at fair value through profit or loss account.

The Company will continue to adjust the fair value of the warrant liability at the end of each reporting period for changes in fair value from the prior period until the earlier of the exercise or expiration of the applicable warrants or until such time that the warrants are no longer determined to be derivative instruments.

The details of warrants issued are as follows:

Public warrants:

The Company has 11,500,000 outstanding public warrants as at 30 September 2021, having an exercise price of USD 11.50 per share, subject to adjustments, and are exercisable during the period beginning 14 December 2021 and ending on 23 August 2026 or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable per the terms of the warrants agreement. The fair value of the public warrants was determined using the market trading price which as at 30 September 2021 was USD 1.53 (23 August 2021 USD 1.27).

Private warrants:

The Company has 7,026,807 outstanding private warrants as at 30 September 2021, having an exercise price of USD 11.50 per share, subject to adjustments, and are exercisable during the period beginning 14 December 2021 and ending on 23 August 2026 or earlier upon redemption or liquidation. The Company may redeem the outstanding public warrants after they become exercisable per the terms of the warrants agreement. The fair value of the private warrants as at 30 September 2021 was USD 2.49 (23 August 2021 USD 1.27).

The fair value of the private warrants was determined using the Black-Scholes option pricing model taking into account the following assumptions:

Particulars	30 September 2021	23 August 2021
Share price	USD 10.5	USD 10.5
Volatility (%)	28,1%	28,1%
Risk-free interest rate	1%	1%
Expected warrant life (in years)	5.20 years	5.31 years

The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The Group has recognised the following warrant obligations:

Particulars	Public warrants	Private warrants
Beginning balance at 23 August 2021	1,084	663
Foreign currency translation	2	2
Change in fair value	220	635

Balance at 30 September 2021	1,306	1,300

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

15	Income taxes

In order to determine the provision for income taxes, the Group uses an estimated annual effective tax rate, which is based on expected annual income and statutory tax rates in the jurisdiction in which the Group companies operate. The effective tax rates for the six months ended 30 September 2021 and 2020 differ from the statutory tax rate primarily due to certain non-deductible items, difference in tax rates and impact of tax

The Group makes various assumptions and estimates while computing taxes which include production related data (PLFs), projected operations and maintenance costs, projected finance costs, proposed availment of deduction under section 80IA of the Income Tax Act, 1961 and the period over which such deduction shall be availed, usage of brought forward losses etc. While these assumptions are based on best available facts in the knowledge of management as at the reporting date, however, they are subject to change year on year depending on the actual tax laws and other variables in the respective year / period. Given that the actual assumptions which would be used to file the return of income shall depend upon the tax laws prevailing in respective year, management shall continue to reassess these assumptions while calculating the taxes on each reporting date and the impact due to such change, if any, is considered in the respective year / period.

Major components of income tax expense

	For the six months ended
	30 September 2021	30 September 2020
Current tax expense	961	586
Deferred income tax expense relating to origination and reversal of temporary differences	1,432	1,513

Income tax expense recognised in statement of profit or loss	2,393	2,099

Deferred income tax income recognised on net (loss) /gain on cash flow hedges	526	1,231
Deferred income tax income recognised on re-measurement loss of defined benefit plan	3	1

Income tax expense recognised in other comprehensive income	529	1,232

16	Related party disclosure

Names of related parties and related party relationship

The names of related parties where control exists and / or with whom transactions have taken place during the period and description of relationship as identified by the management are:

I.	Entities with significant influence on the Company

GS Wyvern Holdings Limited (till 22 August 2021)

II.	Entities owned or significantly influenced by key management personnel or their relatives

ReNew Foundation

III.	Entities under joint control

Aalok Solarfarms Limited (till 31 December 2020)*

Heramba Renewables Limited (till 31 December 2020)*

Shreyas Solarfarms Limited (till 31 December 2020)*

Abha Solarfarms Limited (till 31 December 2020)*

*

These companies ceased to exist as entities under joint control with effect from 1 January 2021 as control was established from this date. These four entities have been consolidated in the Group’s financial statements with effect from 1 January 2021.

IV.	Remuneration to key management personnel and their relatives

	For the six months ended
Remuneration to key management personnel	30 September 2021	30 September 2020
Short-term benefits	225	85
Share based payments	917	81
Post-employment benefits	6	3

	1,148	169

Payment to non-executive directors (includes	9	7
Directors sitting fee and commission)

Key management personnel (KMP) are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any director (whether executive or otherwise).

	For the six months ended
Other related party	30 September 2021	30 September 2020
Remuneration to relatives of KMP#	15	12

#	close relative of the Director and Chief Executive Officer of the Company

Given that there is no specific requirement in IAS 24 – Related Party Disclosures, to disclose transactions with each related party, the presentation was revised during the current period to aggregate the transactions based on categories of related parties.

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

V.	Details of transactions and balances with entities having significant influence on the Company

	GS Wyvern Holdings Limited
Transactions during the six months ended	30 September 2021	30 September 2020
Interest expense on compulsorily convertible preference shares outstanding	323	561
Compulsorily convertible preference shares converted to equity	9,222	—

	GS Wyvern Holdings Limited
Balances as at period / year end	30 September 2021	31 March 2021
Compulsorily convertible preference shares outstanding	—	8,899

VI.	Transactions with entities under joint control

	Aalok Solarfarms Limited		Shreyas Solarfarms Limited
Transactions during the six months ended	30 September 2021	30 September 2020	30 September 2021	30 September 2020
Unsecured loan received back	—	—	—	5
Unsecured loan received	—	22	—	45
Unsecured loan repaid	—	—	—	11
Expenses incurred on behalf of the related party	—	0	—	0
Expenses incurred on behalf by the related party	—	—	—	0
Interest income on unsecured loan given	—	—	—	0
Income from operation and maintenance services	—	3	—	5
Interest expense on unsecured loan received	—	2	—	3
Interest income on compulsorily convertible debentures	—	6	—	11
Income from management shared services	—	2	—	3

	Heramba Renewables Limited		Abha Solarfarms Limited
Transactions during the six months ended	30 September 2021	30 September 2020	30 September 2021	30 September 2020
Unsecured loan received	—	44	—	15
Unsecured loan repaid	—	4	—	—
Interest expense on unsecured loan received	—	4	—	2
Expenses incurred on behalf of the related party	—	0	—	—
Income from operation and maintenance services	—	5	—	3
Income from management shared services	—	3	—	2
Interest income on compulsorily convertible debentures	—	5	—	11

VII.	Transactions and balances with other related parties

	ReNew Foundation
Transactions during the six months ended	30 September 2021	30 September 2020
Contribution for activities related to corporate social responsibility	0	—

	Mr. D Muthukumaran
Transactions during the six months ended	30 September 2021	30 September 2020
Salary advance	—	11

	Mr. D Muthukumaran
Balances as at period / year end	30 September 2021	31 March 2021
Salary advance	—	11

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Financial guarantees

During January 2021, RPPL had provided financial guarantee on the loans obtained by the shareholder, Wisemore Advisory Private Limited amounting to INR 4,900, being the maximum Group exposure, towards non-convertible debentures for a 7-month period. In the event of default, the Group will have to repay the non-convertible debentures. The Group has not received any consideration for guarantee given. The Group had initially measured financial guarantee at fair value amounting INR 121 with corresponding amount recognised in equity as distributions to equity shareholder. The said guarantee was revoked in August 2021.

According to Group’s policy amortisation is calculated on straight-line basis until maturity of the contract. During the six months ended 30 September 2021, an amortisation of INR 78 (30 September 2020: INR Nil) has been recognised under head “other income” in the interim condensed consolidated statement of profit or loss.

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ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

17	Segment information

The Chairman and Managing Director of the Company takes decisions in respect of allocation of resources and assesses the performance basis the reports/ information provided by functional heads and is thus considered to be the Chief Operating Decision Maker (CODM).

The Group discloses segment information in a manner consistent with internal reporting to Chairman and Managing Director. The Group entities have segments based on type of business operations. The reportable segments of Group under IFRS 8 are Wind Power and Solar Power which predominantly relate to generation and sale of electricity and construction activities. Other operations of the Group primarily include sale of electricity from Hydro power. These “Other” operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these interim condensed consolidated financial statements and therefore reported under “Others”.

The Group entities does not operate in more than one geographical segment. The Group discloses in the segment information Earnings before interest, tax, depreciation and amortisation (EBITDA), where EBITDA is measured on the basis of profit/(loss) from continuing operations. The Group measures EBITDA as loss / (profit) after tax plus (a) income tax expense, (b) share in loss of jointly controlled entities, (c) finance costs and (d) depreciation and amortisation.

No operating segment has been aggregated to form the above reportable operating segments. Further, total assets and liabilities balance for each reportable segment is not reviewed by or provided to the CODM.

	For the six months ended 30 September 2021					For the six months ended 30 September 2020
Particulars	Wind power	Solar power	Others	Un- allocable	Total	Wind power	Solar power	Others	Un- allocable	Total
Revenue from contracts with customers	22,692	9,538	277	—	32,507	18,217	9,176	—	9	27,402

	22,692	9,538	277	—	32,507	18,217	9,176	—	9	27,402
Revenue from contracts with customers
Other income	3,416	1,538	0	658	5,612	2,016	294	—	549	2,859

Total income	26,108	11,076	277	658	38,119	20,233	9,470	—	558	30,261
Less: Employee benefit and other expenses	3,022	1,268	53	2,448	6,791	2,260	1,410	—	536	4,206

Total expenses	3,022	1,268	53	2,448	6,791	2,260	1,410	—	536	4,206

EBITDA	23,086	9,808	224	(1,790)	31,328	17,973	8,060	—	22	26,055

Depreciation and amortisation expense					6,449					5,929
Change in fair value of warrants					855					—
Listing and related expenses					10,512					—
Finance costs					17,308					18,617

(Loss) / profit before share of profit of jointly controlled entities and tax					(3,796)					1,509

Share in loss of jointly controlled entities					—					2
Income tax expense					2,393					2,099

Loss for the period					(6,189)					(592)

The revenues from four major customers during the six months ended 30 September 2021 amounts to INR 17,671 (revenues from three customers during the six months ended 30 September 2020: INR 11,200) each of which contributes more than 10% of the total revenue of the Group. Out of these, revenues from wind segment amounts to INR 15,137 (30 September 2020: INR 9,371) and solar segment amounts to INR 2,534 (30 September 2020: INR 1,829).

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ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

18	Fair values

Set out below, is a comparison by class of the carrying amounts and fair value of the financial instruments of the group:

	As at 30 September 2021		As at 31 March 2021
	Carrying value	Fair value	Carrying value	Fair value
Financial assets
Measured at amortised cost
Security deposits	197	197	185	185
Bank deposits with remaining maturity for more than twelve months	10,726	10,726	2,999	2,999
Trade receivables	52,699	52,699	35,980	35,980
Cash and cash equivalents	26,367	26,367	20,679	20,679
Bank balances other than cash and cash equivalents	37,920	37,920	26,506	26,506
Advances recoverable	172	172	154	154
Deferred consideration receivable	1,936	1,936	1,936	1,936
Interest accrued on fixed deposits	432	432	394	394
Government grant receivable	2,456	2,456	1,161	1,161
Loans to related parties	—	—	11	11
Other current financial assets	53	53	52	52
Financial assets designated as a hedge instrument at fair value
Derivative instruments	2,427	2,427	2,691	2,691
Financial liabilities
Financial guarantee contracts	—	—	78	78
Measured at amortised cost
Non-convertible debentures	93,627	94,793	100,584	101,725
Term loan from bank	44,990	44,411	51,157	51,455
Term loan from financial institutions	84,641	84,496	93,419	99,394
Compulsorily convertible debentures	1,187	1,187	809	809
Senior secured notes	137,071	142,591	92,924	98,308
Compulsorily convertible preference shares	—	—	26,697	26,697
Interest accrued but not due on borrowings	2,479	2,479	1,686	1,686
Interest accrued but not due on debentures	1,590	1,590	1,344	1,344
Capital creditors	8,197	8,197	9,001	9,001
Purchase consideration payable	191	191	191	191
Other payables	23	23	1	1
Interest-bearing loans and borrowings - short term	28,608	28,608	10,643	10,643
Trade payables	5,413	5,413	3,245	3,245
Lease liabilities	2,189	2,189	2,112	2,112
Financial liabilities at fair value
Liability for put options with non-controlling interests	12,116	12,116	—	—
Financial liabilities at FVTPL
Derivative instruments - share warrants	2,606	2,606	—	—
Financial liabilities designated as a hedge instrument at fair value
Derivative instruments	2,794	2,794	1,070	1,070

The management of the Group assessed that cash and cash equivalents, trade receivables (current), bank balances other than cash and cash equivalents, short term loans, trade payables, short term interest-bearing loans and borrowings, other current financial liabilities and other current financial assets approximate their carrying amounts largely due to the short-term maturities of these instruments.

For all other instruments, following methods and assumptions were used to estimate the fair values:

i)

Fair values of the Group’s term loans from banks, term loans from financial institutions, non-convertible debentures, acceptances and senior secured notes including current maturities are determined by using Discounted Cash Flow (DCF) method using discount rate that reflects the issuer’s borrowing rate (prevailing interest rate in the market) as at the end of the reporting period. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs including own credit risk. The own non-performance risk as at 30 September 2021 and 31 March 2021 was assessed to be insignificant.

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

ii)

Fair values of the liability component of compulsory convertible preference shares and compulsory convertible debentures determined by using DCF method using discount rate that reflects the borrowing rate (prevailing interest rate in the market) as at the end of the reporting period. They are classified as level 3 fair values in the fair value hierarchy due to the inclusion of unobservable inputs including own credit risk. The own non-performance risk as at 30 September 2021 and 31 March 2021 was assessed to be insignificant.

iii)

Fair values of the non-current trade receivables, bank deposits, security deposits given are determined by using DCF method using discount rate that reflects the lending rate (prevailing interest rate in the market) as at the end of the reporting period. They are classified as level 3 fair values in fair value hierarchy due to inclusion of unobservable inputs including counterparty credit risk.

iv)

The Group enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Cross currency interest rate swaps are valued using valuation techniques, which employs the use of market observable inputs. The models incorporate various fair value level 2 inputs including the credit quality of counterparties, foreign exchange spot and forward rates, yield curves of the currency, interest rate curves and forward rate curves of the underlying instrument. The changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships.

19	Fair value hierarchy

The Group categorises assets and liabilities measured at fair value into one of three levels depending on the ability to observe inputs employed in their measurement which are described as follows:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period.

There were no material transfers between Level 1 and Level 2 fair value measurements, and no material transfers into or out of Level 3 fair value measurements during the six months ended 30 September 2021. There were no changes in the Group’s valuation processes, valuation techniques, and types of inputs used in the fair value measurements during the period.

The following table provides the fair value measurement hierarchy of the assets and liabilities of the Group:

		As at 30 September 2021		As at 31 March 2021
Financial assets	Level	Carrying value	Fair value	Carrying value	Fair value
Financial assets designated as a hedge instrument at fair value
Derivative instruments	Level 2	2,427	2,427	2,691	2,691

		As at 30 September 2021		As at 31 March 2021
Financial liabilities	Level	Carrying value	Fair value	Carrying value	Fair value
Financial guarantee contracts	Level 3	—	—	78	78
Financial liabilities at fair value
Liability for put options with non-controlling interests	Level 2	12,116	12,116	—	—
Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	2,794	2,794	1,070	1,070
Financial liabilities at FVTPL
Derivative instruments
- public share warrants	Level 1	1,307	1,307	—	—
- private share warrants	Level 2	1,299	1,299	—	—

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Set out below are the fair value hierarchy, valuation techniques and inputs used as at 30 September 2021 and 31 March 2021:

Particulars	Level	Valuation technique	Inputs used
Financial assets designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	Market value techniques	Forward foreign currency exchange rates, interest rates to discount future cash flows
Financial liabilities at fair value
Liability for put options with non-controlling interests	Level 2	Market value techniques	Volume Weight Average Price of the Company shares over 30 trading days
Financial liabilities at FVTPL
Derivative instruments
- public share warrants	Level 1	Market value techniques	Market value of warrants
- private share warrants	Level 2	Black scholes method	Interest rates to discount future cash flows, share price and public share warrant price
Financial liabilities designated as a hedge instrument at fair value
Derivative instruments - hedge instruments	Level 2	Market value techniques	Forward foreign currency exchange
rates, interest rates to discount
future cash flows
Financial liabilities
Financial guarantee contracts	Level 3	Discounted cash flow	Prevailing interest rates in market,
future cash flows

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ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

20	Risk management activities

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Group is exposed to foreign currency risk arising from imports of goods and foreign currency borrowings. The Group hedges its exposure to fluctuations on the translation into INR of its buyer’s/supplier’s credit by using foreign currency swaps and forward contracts. The Group has followed a conservative approach for hedging the foreign currency risk so as to not use complex forex derivatives and foreign currency loan. The Group also monitors that the hedges do not exceed the underlying foreign currency exposure. The Group does not undertake any speculative

During the six months ended 30 September 2021, the Group recognised loss of INR 3,115 (30 September 2020: INR 3,352) in hedge reserve under other comprehensive income and a gain of INR 19 (30 September 2020: loss of INR 20) was reclassified to statement of profit or loss under head “finance costs”. Further, loss of INR 581 (30 September 2020: INR 16) has been reclassified to carrying value of property, plant and equipment as basis adjustment. There is no ineffectiveness in the six months ended 30 September 2021 and 2020.

21	Commitments, liabilities and contingencies (to the extent not provided for)

(i)	Contingent liabilities

Description	As at 30 September 2021	As at 31 March 2021
Contingent liabilities on account of liquidated damages for delay in project commissioning. The management believes that any amount of liquidated damages to be levied by customer shall be entirely reimbursable from capital vendors of respective projects and from purchase consideration pending to be paid as per the contract clauses, accordingly no amount is provided in consolidated financial statementsas at 30 September 2021 and 31 March 2021.	841	917
VAT, GST, service tax, entry tax matters #	52	91
Income tax disallowances / demands under litigation #@	82	40

#

The Group is contesting demands of direct and indirect taxes and the management, including its tax advisors, believe that its positions will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the demands raised.

@

There is an additional disallowance/addition to returned income for INR 440 of RPPL under section 37 of the Income Tax Act, 1961 for share based payment expenses. The management believes that any unfavourable judgement will not have any impact as this will be eligible for set off against unabsorbed losses / depreciation. Accordingly, no amount has been provided in consolidated financial statements as at 30 September 2021 and 31 March 2021. Also, considering deferred tax asset has not been recognised on tax losses, therefore, the Group does not expect to have any material impact on the consolidated statement of profit or loss in case of unfavourable outcome.

(ii)	Commitments

Estimated amount of contracts remaining to be executed on capital account and not provided for in the financial statements

As at 30 September 2021, the Group has capital commitment (net of advances) pertaining to commissioning of wind and solar energy projects of INR 27,721 (31 March 2021: INR 55,483).

Guarantees

The Group has obtained guarantees from financial institutions as a part of the bidding process for establishing renewable projects. Further, the Group issues irrevocable performance bank guarantees in relation to its obligation towards construction and transmission infrastructure of renewable power projects plants as required by the PPA and such outstanding guarantees are INR 14,882 as at 30 September 2021 (31 March 2021: INR 13,218).

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ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

22	Legal matters

(a) Dispute with Southern Power Distribution Company of Andhra Pradesh Limited

Certain subsidiaries companies (AP entities) have entered into long-term PPAs having a cumulative capacity of 777 MWs (wind and solar energy projects) with Southern Power Distribution Company of Andhra Pradesh Limited i.e. the distribution company of Andhra Pradesh (APDISCOM). These PPAs have a fixed rate per unit of electricity for the 25 year term. With regard to aforementioned PPAs, certain litigations as described below are currently underway:

a. In terms of the Generation Based Incentive (GBI) scheme of the Ministry of Renewable Energy (MNRE), the AP entities accrue income based on units of power supplied under the aforementioned PPAs. Andhra Pradesh Electricity Regulatory Commission (APERC) vide its order in July 2018 allowed APDISCOMS to interpret the Andhra Pradesh Electricity Regulatory Commission (Terms and Conditions for Tariff Determination for Wind Power Projects) Regulations, 2015 (Regulations) in a manner to treat GBI as a pass through in the tariff.

The AP entities filed writ petition before the Andhra Pradesh High Court (AP High Court) challenging the vires of the regulation and the order by APERC and were granted an interim stay order in August 2018. As at 30 September 2021, the cumulative amount recoverable from the APDISCOM pertaining to period from February 2017 till July 2018, included in trade receivables amounts to INR 1,004 million. The AP entities have filed an interim application in AP High Court seeking payment of amount wrongfully deducted by the APDISCOM.

The management basis legal opinion obtained by it, believes that the GBI benefit is over and above the applicable tariffs and the APERC does not have jurisdiction to interfere with the intent of GBI scheme and therefore the outstanding amount is recoverable and hence no adjustment has been made in the consolidated financial statements in this regard.

b. The Government of Andhra Pradesh (GoAP) issued an order (GO) dated 1 July 2019 constituting a High-Level Negotiation Committee (HLNC) for review and negotiation of tariff for wind and solar energy projects in the state of Andhra Pradesh. Pursuant to the GO, APDISCOM issued letters dated 11 July 2019 and 12 July 2019 to the AP entities, requesting for revision of tariffs entered into in PPAs. The AP entities filed a writ petition on 23 July 2019 before the AP High Court challenging the GO and the said letters issued by APDISCOM for renegotiation of tariffs. The AP High Court issued its order dated 24 September 2019 enumerating the following:

i. Writ petition is allowed, and both GO and the subsequent letters are set aside.

ii. Further, APDISCOM were instructed to honour pending and future bills and pay the same at the interim rate of INR 2.43 per unit till determination of O.P. No. 17 of 2018 pending before APERC.

iii. APERC to dispose-off the case within a time frame of six months.

The AP Entities have filed a Writ Appeal before the division bench of the AP High Court challenging the jurisdiction of APERC in entertaining Original Petition (O.P.) No. 17 of 2018. Parallelly, the AP Entities have filed another Writ Appeal before the division bench of the AP High Court challenging AP High Court’s direction to the APDISCOM to pay tariff at interim rate till determination of OP No. 17 of 2018 by APERC.

Thereafter, certain power generating companies other than ReNew Group have filed petitions under Article 139 of the Constitution of India before the Supreme Court seeking transfer of the proceedings pending before the Division Bench of the High Court, and for adjudication of the same by the Supreme Court.

APDISCOM has also filed a Special Leave Petition (SLP) in the Supreme Court in October 2020 against the Judgment and order dated 19 December 2019 in I.A. No. 9 of 2019 in W.P. No. 9876 of 2019 of another power generating company in the industry, which modified the Order dated 24 September 2019, passed by Single Judge of AP High Court and directed APDISCOM to make payments at the rate mentioned in PPAs. The AP Entities through its Holding Company, ReNew Power Private Limited, has filed an impleadment application in the SLP apprehending that any order or observation of the Supreme Court may have an adverse impact on the Order dated 24 September 2019 and W.A. No. 6 of 2020 and batch pending before Division Bench of the AP High Court.

(b) Dispute with Karnataka Electricity Regulatory Commission

Distribution companies of the state of Karnataka issued demand notices to captive users (customers of certain Group’s subsidiaries) and to the respective captive plants (hereinafter refer to as the “SPVs”), alleging that captive users had not consumed energy in proportion to their respective shareholding in the SPVs, thereby failing to maintain their Captive Status in accordance with Rule 3 of the Electricity Rules, 2005, and consequently, were liable to pay cross subsidy surcharge and differential between rate of electricity tax applicable on the energy consumed in the entire year.

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

SPVs had deposited a sum of INR 114 (31 March 2021: INR 114) under protest against the demand raised by distribution companies amounting INR 298 (31 March 2021: INR 298) in relation to the demand notices up to financial year ended 31 March 2018. Thereafter, the SPVs had filed petitions before the Karnataka Electricity Regulatory Commission (KERC) contesting these demands.

KERC had granted interim relief and stayed the demand notice and disconnection by the distribution companies till final adjudication of the petitions. The amount paid under protest has been accounted for as recoverable and disclosed under head “Other current assets” in these financial statements.

Apart from above, a sum of INR 188 has been demanded by distribution companies from some of the captive users of the SPVs towards energy supplied till 30 September 2021, alleging that the captive user had not consumed energy in proportion to its respective shareholding in the SPVs. The SPVs have filed a writ petitions in July 2019 and August 2020 before the High Court of Karnataka challenging such demands and seeking their quashing. The High Court, vide Orders dated 18 July 2019, 18 December 2019, 18 September 2020 and 6 October 2020, has directed that no precipitative action shall be taken on these demand notices till final adjudication of the petitions.

The SPVs, based on legal advice obtained, believes that there are merits in its position and that the demand raised by distribution companies would be rescinded by relevant legal authorities and hence no adjustment has been made in the interim condensed consolidated financial statements in this regard.

(c) Order of the Supreme Court of India to underground high-tension power lines

In earlier years, a petition in public interest (the “Writ Petition”) was filed before the Supreme Court of India to seek directions to save two protected species of birds in the state of Rajasthan and Gujarat (the ‘Birds’) stating that these Birds collide with overhead transmission lines and suffer injuries or die. During the current period, on 19 April 2021, the Supreme Court has ordered (the “Order”) for all existing and future power lines to be undergrounded, subject to feasibility in case of high-tension power lines. As at 30 September 2021, the Group has a total of 5,250.8 MW of power projects, of which 2687.6 MW are commissioned and projects with 2,563.2 MW are under development in the area impacted by the Order.

The Group along with other companies in the industry affected by the Order are in the process of evaluating its legality and are contemplating filing an application to challenge or seek appropriate directions, clarifications of the Order. An application has been filed by the Solar Power Developers Association (of which the Company is a member) before the Supreme Court seeking re-consideration and modification of the Order. Further, management, basis legal opinion obtained by it believes that the additional cost that will be incurred by the Group shall be recovered from customers under respective PPAs through provisions relating to change in law and force majeure and hence no financial implication is likely to devolve on the Group. Also, under the current circumstances, owing to COVID – 19 related lockdowns, it is impracticable to assess the same on the ground or to get the feasibility studies carried out.

Pending the evaluation of future legal course of action, impracticability to assess the operational and financial impact under the current scenario and potential recovery of cost from customers, no effect has been given in these interim condensed consolidated financial statements.

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ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

23 Business combination

(a)	Accounting for transaction referred in Note 1:

Upon consummation of the Transaction explained in Note 1, ReNew Global / the Company has issued following shares /warrants to the shareholders of RMG II, shareholders of RPPL and PIPE investors:

(i) RPPL shareholders:

•	The Company has acquired 90% shareholding in RPPL from existing shareholders of RPPL.

•	Details of shares issued and cash paid to to existing shareholders of RPPL is as follows

			Shares issued/cash consideration by the Company
Existing shareholders of RPPL	Number of RPPL’s ordinary equity shares transferred	Class A shares	Class B shares	Class C shares	Class D shares	Cash consideration
GS Wyvern Holdings Limited	184,709,600	34,133,476	—	106,074,525	—	8,319
Canada Pension Plan Investment Board	61,608,099	46,867,691	—	—	1	3,120
Abu Dhabi Investment Authority (1)	75,244,318	58,170,916	—	—	—	3,120
JERA Power RN, B.V.	34,411,682	28,524,255	—	—	—	—
GEF SACEF India	12,375,767	9,658,421	—	—	—	446
Founder investors*	7,479,685	—	1	—	—	4,605
	375,829,151	177,354,759	1	106,074,525	1	19,609

*	Represents shares held by (a) Wisemore Advisory Private Limited, (b) Cognisa Investment, and (c) Mr. Sumant Sinha.

(ii) RMG II shareholders:

•

19,511,966 class A shares of the Company to holders of RMG II class A and class B common stock in exchange for their respective shares of RMG II class A and class B common stock on a one-for-one basis.

•

Each outstanding warrant to purchase shares of RMG II’s common stock was converted into a warrant to acquire one common share of the Company. A total of 11,500,000 public warrants and 7,026,807 private warrants of RMG II were converted into public and private warrants of the Company respectively on a one-for-one basis. Such warrants are classified as a liability and are measured at fair value (Refer Note 14). These warrants are considered as part of net assets acquired.

(iii) Private investment in public equity (PIPE) Investors

The Company has issued 85,500,000 share to PIPE investors at USD 10 per share amouting to INR 63,506.

(iv) Accounting for the Transaction

For accounting purposes, RPPL is deemed to be the accounting acquirer in this transaction and consequently, this transaction is treated as a capital transaction involving the issuance of RPPL shares (Refer Note 2.1).

The net assets acquired was the fair value of the net assets of RMG II, which on 23 August, 2021 was INR 5,165 and amount infused by PIPE investors of INR 63,506.

The Net assets, fair value of considerations and listing and related expenses amount was calculated as follows:

Particulars	Amount
Net Assets of RMG II
Cash and cash equivalents	8,139
Prepayments	16
Share warrants	(1,747)
Trade payables	(1,243)
(1) Total	5,165
(2) PIPE investors	63,506
(3) Total net assets ((1)+(2))	68,671
(4) Fair value of 127,381,626 shares deemed to be issued by RPPL at INR 606.96 per share ^	77,315
(5) Fair value of consideration paid in excess of net assets acquired ((4)-(3))	8,644
(6) Transaction costs related to acquisition	1,868
(7) Listing and related expenses ((5)+(6))	10,512

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

The transaction costs incurred for this transaction amounting to INR 5,528. An amount of INR 1,868 has been charged to statement of profit or loss and other comprehensive income and INR 3,660 in statement of changes in equity under share premium.

^	The fair value of the shares in RPPL has been determined using discounted cashflow method.

(v) Non-Controlling Interests

As a result of the Transaction, there was recognition of non-controlling interest of 10 % in RPPL which majorly include GS Wyvern Holdings Limited, Canada

Certain non-controlling shareholders of RPPL have an arrangement with the Company to put shares held by them in RPPL for cash at fair value at time of exercise of put option. Refer Note 7(a) for accounting.

Certain non-controlling shareholders of RPPL have an arrangement with the Company to put shares held by them in the Company for fixed number of class A shares of the Company at time of exercise of put option. These put option are exercisable at sole discretion of NCI. No premium is received by the Company for the put option given. These put do not grant present access to ownership interest to the Group. Accordingly, in respect of these put, NCI is continued to be recognised.

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ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

(b)

During the six months ended 30 September 2020, the Group had acquired 100% stake in an unlisted company based in India, carrying out business activities relating to consultancy on environment for industries, business units, civil administration and public and local authorities in India and elsewhere. The Group had acquired this entity because management believes that the acquisition would enable the Group to strengthen its position in renewable energy sector.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities as at the date of acquisition were:

For the period ended 30 September 2020
Particulars	Regent Climate Connect Knowledge Solutions Private Limited
Acquisition date	28 August 2020
% interest acquired	100%
Assets
Property plant and equipment	1
Intangible assets	34
Deferred tax assets (net)	9
Other non-current financial assets	0
Non current tax assets (net)	3
Trade receivables	6
Cash and cash equivalents	0
Others current financial assets	1
Other current assets	2

56

Liabilities
Interest-bearing loans and borrowings - long term	8
Long term provisions	2
Interest-bearing loans and borrowings - short term	24
Trade payables	7
Other current financial liabilities	2
Other current liabilities	9
Short term provisions	0

52

Total identifiable net assets at fair value	4

Purchase consideration transferred	34
Goodwill on acquisition	30

Goodwill recognised represents the future economic and synergy benefits arising from assets acquired to strengthen its position in renewable energy sector. None of the goodwill recognised is expected to be deductible for income tax purposes.

From the date of acquisition till the reporting date, the acquired entity had contributed in revenue and loss before tax as follows:

Particulars	Regent Climate Connect Knowledge Solutions Private Limited
Revenue	2
Loss before tax	(4)

If the combination had taken place at the beginning of the period, the Group’s revenue and loss before tax for the period ended 30 September 2020 would have been:

Particulars	Regent Climate Connect Knowledge Solutions Private Limited
Revenue	27,413
Profit before tax	1,498

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

(c)	Transaction with non-controlling interests

(i) Acquisition of additional interest

ReNew Akshay Urja Limited

On 25 September 2020, the Group acquired an additional 44% interest in the voting shares of Renew Akshay Urja Limited, increasing its ownership interest to 100%. Cash consideration of INR 887 was paid to the non-controlling shareholders.

The carrying value of the net assets of Renew Akshay Urja Limited was INR 2,976. The carrying value of the additional interest acquired at the date of acquisition was INR 1,095.

ReNew Power Private Limited

In September 2021, the Group acquired an additional 3% interest in the voting shares of ReNew Power Private Limited from some of the employees and GS Wyvern Holdings Limited, increasing its ownership interest to 93%. Cash consideration of INR 736 was paid to the non-controlling shareholders. Further, 12,289,241 equity shares of value 9,128 were issued to the non-controlling shareholders

The carrying value of the net assets of ReNew Power Private Limited was INR 130,497. The carrying value of the additional interest acquired at the date of acquisition was INR 4,242.

	For the period ended 30 September 2021	For the period ended 30 September 2020
Particulars	ReNew Power Private Limited	ReNew Akshay Urja Limited
Date of transaction with non-controlling interests	23 August 2021	25 September 2020
Segment	Wind and solar power	Solar power
Change in interest (%)	3.34%	44.00%
Non-controlling interest acquired	4,242	1,095
Cash consideration paid	736	887
Issue of Class C shares of the Company (including share premium)	9,128	—
Difference recognised in capital reserve within equity	(5,623)	208

There are other insignificant acquisitions of non-controlling interest amounting to INR Nil for the six months ended 30 September 2021 (30 September 2020: INR 23)

24	Impact of COVID-19

Due to outbreak of COVID-19 in India and globally, the Group has continued its assessment of likely adverse impact on economic environment in general and financial risks on account of COVID-19. Considering that the Group is in the business of generation of electricity which is an essential service as emphasised by the Ministry of Home Affairs and Ministry of Power, Government of India and which is granted “Must Run” status by Ministry of New and Renewable Energy (MNRE), the management believes that the impact of outbreak on the business and financial position of the Group is not significant.

Further, MNRE directed that the payment to Renewable Energy power generator shall be done on regular basis as being done prior to lockdown and the Group has generally received regular collection from its customer(s). The management does not see any risks in the Group ability to continue as a going concern and has been able to service all debts obligations during the six months ended 30 September 2021 and 2020, however in certain cases has opted for moratorium for interest and principal instalments falling due to lenders under the “Reserve Bank of India’s COVID 19 – Regulatory Package dated 27 March 2020”. The Group is closely monitoring developments, its operations, liquidity and capital resources and is actively working to minimise the impact of the unprecedented situation.

25	Subsequent events

(a)

On 2 November 2021, the Company through its subsidiary, ReNew Solar Power Private Limited has entered into a Securities Purchase Agreement with (a) ACME Solar Holdings Private Limited, (b) ACME Fazilka Power Private Limited and (c) entities mentioned below (portfolio companies), to acquire 100% stake in portfolio companies and ACME Fazilka Power Private Limited for a purchase consideration of INR 8,724 subject to working capital adjustments. Each of the portfolio companies have been incorporated as private limited companies for holding, developing and operating solar projects. The Group has acquired portfolio companies because the management believes that this acquisition would enable the Group to strengthen its position in renewable energy sector.

ReNew Energy Global Plc

Notes to the interim condensed consolidated financial statements

(Amounts in INR millions, unless otherwise stated)

Names of portfolio companies acquired:

(i) ACME Medak Solar Energy Private Limited

(ii) Sunworld Solar Power Private Limited

(iii) ACME Nizamabad Solar Energy Private Limited

(iv) Rewanchal Solar Power Private Limited

(v) Neemuch Solar Power Private Limited

(vi) ACME Warangal Solar Power Private Limited

(vii) Purvanchal Solar Power Private Limited

(viii) ACME Narwana Solar Power Private Limited

(ix) ACME Karimnagar Solar Power Private Limited

(x) ACME Ranga Reddy Solar Power Private Limited

The Group is currently under process of performing initial accounting with respect to this purchase.

(b)

On 4 October 2021, the Board of the Company has passed a resolution to sell its 100% stake in ReNew Solar Energy Private Limited (ReNew Solar) along with all wholly owned subsidiaries under ReNew Solar as listed below, which are carrying out business of operating solar roof top projects in India with commissioned capacity of 114 MW solar roof top project. ReNew Solar along with its subsidiaries falls under solar power reportable segment. Following wholly owned subsidiaries under ReNew Solar are proposed to be sold:

(i) Renew Distributed Solar Services Private Limited

(ii) Renew Distributed Solar Energy Private Limited

(iii) Renew Distributed Solar Power Private Limited

(iv) Renew Surya Prakash Private Limited

(v) Renew Saur Vidyut Private Limited

(vi) ReNew Energy Services Private Limited

(vii) ReNew Solar Sun Flame Private Limited

(viii) Renew Solar Daylight Energy Private Limited

(ix) Zorya Distributed Power Services Private Limited

(x) Renew Clean Tech Private Limited

(xi) Renew Sun Ability Private Limited

(xii) ReNew Mega Light Private Limited

(xiii) Renew Sun Flash Private Limited

(xiv) Renew Mega Urja Private Limited

(xv) Renew Mega Spark Private Limited

(xvi) Renew Green Energy Private Limited

(xvii) Renew Green Power Private Limited

(xviii) Renew Green Solutions Pvt Ltd

(xix) Renew Mega Green Pvt Ltd

(xx) Renew Surya Mitra Private Limited

On 4 October 2021, the loss of control over ReNew Solar along with its subsidiaries within the next twelve months became highly probable and met the criteria to be classified as a disposal group held for sale and accordingly, assets and liabilities related to the ReNew Solar along with its subsidiaries have been classified as held for sale. The Group does not expect any material loss on account of this transaction.

(c)	The Group has evaluated subsequent events through 29 December 2021.